Licence agreement

between Dance All Day Musicvertrieb GmbH, Raiffeisenstraße 4, 83377 Vachendorf,

 - hereinafter called “DAD“ –

and the user of the website “Feiyr.com“, who, with creating his account or publishing one of his files, accepts this licence agreement for the future distribution of the files as well as all files released before or currently distributed,

- hereinafter called “Licensor“ –

1.	Definitions

o   The website Feiyr.com – hereinafter called “homepage“

o    Djshop selling portals (e.g. djshop.ch, vinyl-distribution.co.uk, etc.) which are run by DAD to download music titles and data from the internet, including all franchise systems

o     hereinafter called “DAD portals“ (and “exclusive portals“ on the homepage).

o      Selling portals run by a third party, subportals and distribution channels regarding the download of music files and data as well as further networks and service provider for the use of music and/or video files via mobile phones and other mobile services (e.g. iTunes, Musicload, ring tone providers etc.)

o      hereinafter called “3rd portals“.

o      ebooks and content of ebooks that are offered and intended for digital distribution in digital ebook formats (including those which are linked to other visual digital or audio visual digital content) – hereinafter called “ebooks” (see clause 13)

o      music and media productions that are offered and intended for digital distribution (e.g. songs, videos, ring tones, audio books etc.) except ebooks– hereinafter called “files“.

2.	Object of agreement / specification of services

1.	2.1 Object of this licence agreement is the distribution of the Licensor’s files by way of digital distribution and dissemination by DAD portals and 3rd portals. DAD hereby functions as technical service provider for the Licensor on whose behalf and responsibility the digital distribution takes place. All files published by the Licensor on the homepage as well as all labels established by the Licensor on the homepage shall be assessed according to this agreement and forwarded to 3rd portals for the purpose of evaluation on behalf of the Licensor. DAD will format the published “files“ into different data formats and tag them with meta data which can then be booked by DAD and 3rd portals for downloading, streaming, memory and recall usage in the “cloud“, ring tones and other forms of digital distribution, which are offered by DAD on the homepage and can be booked by the Licensor. They can also be used for advertising in this respect; on doing so a connection between the audio files offered by the Licensor and video material of third parties is permissible. DAD distributes the file and all products affiliated at its own direction and DAD provides it with EAN-Code and ISRC. These codes will not be given to the Licensor, but only DAD is entitled to them.. The distribution of CDs and vinyl sound carriers with productions of the Licensor is excluded expressly from this contract, unless otherwise stipulated by both parties.

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2.	2.2 DAD provides the Licensor with a website with numerable functions for the distribution the Licensor’s files. DAD can change use of the website, of single features as well as the extent to which those functions and services can be used, at any time without consent of the Licensor; the possibility of distribution will however be maintained at any rate. The Licensor cannot claim the use of the homepage in a particular way or at a particular time. The respective ways of usage and advertisement possibilities offered by DAD can be learnt from the website and the Licensor’s account. DAD is entitled to temporarily discontinue or reduce its services due to maintenance work, capacity limits or implementation of technical measures. DAD takes no responsibility whatsoever regarding the services and accessability of 3rd portals.

Registration and opening of account

0.	3.1 The usage of all providers, services and other teleservices of the homepage requires the registration of the Licensor and the activation of the respective account. Until now Licensors had to accept the General Terms and Conditions on registration; henceforth new clients accept the conditions of this licence agreement on registration. There is no right to contract formation. The contract only originates with proposal acceptance by DAD, for new clients this is at the time of the activation of the account. The validity of this licence agreement is again confirmed by both parties at the time of the file release for all future usage of the published files.

1.	3.2 Registration is only permissible to legal entities, trading companies and natural persons with full contractual capacity. Trading companies require an authorisation for representation (which can be claimed by DAD at any time) for the person who registers. Minors are not allowed to register with DAD. Personal data and inf()ormation will have to be submitted completely and correctly at the time of registration, e.g. first and second name, current address and mobile phone number (no value-added services or chargeable phone numbers), a valid email as well as the company name and the authorised representative. Upon registration only single persons can hold a member account – no families, married couples or other groups and organisations, unless it is a legal entity or a trading company. The Licensor is bound to immediately correct any changes to his personal data stated in the registration process, including the bank details required for payment. DAD is entitled to contest the contract if the registration requirements are not met and/or the Licensor’s registration data is not valid or if changes to the personal data have not been corrected immediately.

2.	3.2 a The licensor herewith agrees, that DAD is allowed to verify the licensors data once a year by letter or call, to ensure a proper execution of the contract. If your data is wrong or partly wrong, DAD is entitled to block the licensors account temporary until clearance of this matter and until a correction according to 7.1 of this agreement.

3.	3.3 The Licensor must keep his password secret and store his access data accurately. The Licensor is bound to notify DAD immediately if there are signs of misuse of a member account by third persons or if third persons have gained unauthorized access.

4.	3.4 The registration as user is free; the activation of the provider account however is charged: against a payment (of min. 12€ plus fees for further services booked by the Licensor) the Licensor will be given access to his provider account on the portal; the paid fee can be used up on the provider account. The Licensor has to apply for activation of his provider account via email, text messages and mail. This is for the purpose of unambiguous identification of the Licensor. Fees for the account activation are not reimbursable and will also be incurred if the Licensor evetually never uses the Licensor account for whatever reason. All payments will be effected through the method of payment chosen in the beginning (e.g. credit card). The Licensor authorised DAD to debit the respective amount via the specified method of payment.

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5.	3.5 The Licensor will be liable for all activities effected on his provider account, unless Licensor can prove that he is not responsible for an eventual misuse of his provider account – particularly taking account of the existing due diligence.

6.	3.6 Each Licensor may only open one provider account with DAD. The misuse of any provider account, in particular the uploading of files, is prohibited. DAD reserves the right to delete provider accounts with incompleted registration after an adequate period of time. The Licensor expressly acknowledges that access to the Licensor account may not be used for unjustifiable uploading of third party files.

7.	3.6a A provider account is only transferable if DAD agrees. In case of a transfer the new licensor joins this contract with all rights and responsibilities. In particular, the new user has to bear all contractual statements and acts of the former user/licensor.

8.	3.7 If the Licensor loses or does not remember the access data to his provider account e.g. user name/password, he can retrieve his user name/password by entering personal data such as the security question/security answer/email/date of birth on the homepage. It will be sent to him again. If the Licensor forgets these personal data (security question/security answer/email/date of birth etc.) DAD will not be able to re-activate the account or to retrieve the user password for the Licensor. If DAD has toco activate an existing provider account after loss of user name/password/security question/security answer/email/date of birth etc. with new data, DAD will charge the Licensor a fee of 50€ for the technical effort to activate the account with the new personal data.

9.	3.8 With the provider account evaluation actions, which are offered and uploaded from time to time by DAD and are independent of Files, can also be settled. In particular DAD can offer to connect YouTube channels of the Licensor as Partner Channel to the Content-ID-System and to settle in connection with this, refunding of Youtube with the provider account, even if it does not affect any contractual files, but for example independent videos. The term period of such a partnership is – subject to other agreements – 36 month and will be automatically extended by a year if not terminated at a term of 6 months to the end of the expiry of the term period by way of registered letter. Any regulations deviating from this shall be agreed separately (e.g. within the framework of use of the provider account).

Uploading files and bundles/label promotion

0.	4.1 DAD provides the Licensor with a portal on which the Licensor can upload/publish his files on his provider account. The Licensor acknowledges that generally files are only accepted when uploaded by the Licensor on his provider account on the portal. Other means of data transmission (e.g. postal conveyance) is only permissible after agreed upon with DAD; extra effort and expense may be charged here. Transmission via email is ruled out. Access to the portal facilitates the upload of files in wave format (16 bit, 44.1 kHz) or other formats that are displayed in the upload area of the provider account. The Licensor expressly acknowledges that DAD will not accept nor forward any other data formats.

1.	4.2 DAD will convert the files uploaded by the Licensor into formats. The Licensor expressly acknowledges that DAD will not edit nor correct the files, they will only be formatted and tagged with meta data or further information and forwarded to DAD portals as well as 3rd portals with which there is a contractual relationship. DAD is entitled at any time to forward and offer files to new 3rd portals and exclusive portals, except those 3rd portals that the Licensor excluded at the moment of the release of the files. The Licensor is committed not to contact 3rd portals which are in charge with the distribution, to demand a takedown of the contractual files and/or compilations, because of allegedly illegal publication; in the event of a breach of this obligation the Licensor has to bear all costs and damages as well as a expending rate of 40.00 € to be paid to DAD, whereby the licensor reserves the proof that the actual expenses where lower as reimbursement of expenses incurred activities in line with market conditions.

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2.	4.3 The Licensor is not entitled to publication of the files nor to publication of further information and meta data which have not been provided by DAD. DAD is entitled to abridge and shorten the files and information at any time, if the 3rd portals or standardized settings require so. It is beyond the control of DAD whether 3rd portals publish the files or how the files are offered and presented by 3rd portals. DAD is entitled to perform quality checks – particularly taking account of the portals’ specifications – and to refuse publication and forwarding on DAD portals at its own discretion; in this case the Licensor will not have to bear the costs for the requested publication. The Licensor has no claim against DAD for a specific type of publication of the files. If the 3rd portals and/or DAD portals do not publish the Licensor’s files, the Licensor cannot make any claim to compensation of any kind (no compensation for damages/no reimbursement of expenses).

3.	4.4 The Licensor has no right of advertising efforts on the part of DAD; DAD exclusively operates as technical service contractor. DAD can provide advertising tools against payment of the current prices, yet the Licensor has no claim to particular tools. As a precautionary measure it is pointed out that DAD will not assume any warranty for the success of the advertising tools.

4.	4.5 The Licensor shall ensure that his files have no pornographic, sadistic, violent, anti-Semitic, discriminating, political or radical contents of any kind. The Licensor shall be exclusively liable for the infringement of these obligations.

5.	4.6 The above stated regulations of chapter 4 shall apply accordingly to bundles of files that the Licensor compiled.

6.	4.7 DAD will endeavour to provide Licensor with the possibility of label advertising on particular 3rd portals (e.g. beatport). If Licensor engages DAD to activate label advertising and the advertising turns out to be successful, DAD is entitled to have the Licensor’s label listed exclusively with the respective 3rd portal and to publish the uploaded files and bundles of the label there. The term period is generally - subject to other agreements - 24 months after activation of the advertising and will be automatically extended by a year if not terminated at a term of 6 months to the end of the expiry of the term period by way of registered letter. Any regulations deviating from this shall be agreed separately (e.g. within the framework of use of the provider account).

    Assignment of rights

0.	5.1 The Licensor grants DAD the exclusive, transferable and worldwide right to offer all of his uploaded files and bundles for the purposes stated in 2.1 of these regulations, in particular for the publication and distribution of the files and bundles for the purpose of digital downloads by the final user on the Internet on the digital selling platforms. Included is the distribution by 3rd portals to which the Licensor hereby assigns the respective rights. At the time of publication of the files or bundles the Licensor can determine whether the assignment of rights is for a limited of unlimited period of time. Where no period is expressed, the license has been granted for an unlimited period of time.

1.	5.2 The above-stated granting of rights also relates in particular to the storage of files and bundles in the therefore necessary databases, to provide free audio samples in a customary corresponding length and the preparation for retrieval, the use of music recordings and audio-visual recordings, where available, and/or the downloading of the corresponding project names of the music files via mobile communication systems (e.g. in connection with ring tones, text messages, mobile value-added services) as well as the dubbing and editing rights for the aforementioned types of use.

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2.	5.3 The Licensor also grants DAD the exclusive and worldwide right to combine the files with other files in the framework of particular projects (e.g. in the framework of compilations for an improved marketing of files). The Licensor has the possibility to oppose to the use of his files for future projects in general (by choosing the respective function on his provider account) or on a case-by-case basis. DAD will inform the Licensor of the intended publication of a project. If the Licensor does not object within two weeks, DAD is entitled to use the project for the purposes stated in 2.1 of this agreement over a period of five years from the date of publication. The term period will be automatically extended by a year if the project is not terminated at a term of three months to the end of the expiry of the respective term period by way of registered letter.

3.	5.4 The exclusivity to which these rights are granted includes all labels installed by the Licensor on the provider account. The exclusivity shall persist for the entire duration of the agreement and in case of label advertising even beyond (according to 4.7 and 9.3). During label exclusivity the Licensor is not entitled to distribute music productions and/or media productions under the respective or confusingly similar labels without the consent of DAD. It is pointed out that the labels enjoy trademark protection according to §§5,15 MarkenG (Trade Mark Law); Licensor grants DAD the respective rights for exclusive usage to the purposes stated in 2.1.

4.	5.5 With the present contract DAD will however not hold the exclusive rights to the artists on whose works the files are based. The Licensor and the artist can furthermore offer those files on other portals which have not been offered with DAD, provided that they do not fail to observe the label exclusivity and provided that a likelihood of trademark confusion of a newly created label with an already existing label offered with DAD can be excluded. Moreover the Licensor and the artist can evaluate their media productions by other forms of distribution that are not subject to this agreement (e.g. vinyls, CDs).

5.	5.6 Since there are different specifications and regulations regarding the digital rights management (DRM) with the 3rd portals and exclusive portals, the Licensor grants DAD the right to determine the DRM specifications and therefore also the rights to files that are eventually transferred to the end user. DAD is furthermore authorized to the full extent to format and forward files in an unprotected format (e.g. MP3) to 3rd portals and exclusive portals.

  Third-party licences

0.	6.1 The Licensor guarantees that the rights assigned to DAD in this contract do not violate or otherwise encroach on third party rights. This refers in particular to the obtaining and compensation of all copyrights related to the files (including design of the packaging and cover design), all rights existing therein, whether sounding in copyright, ancillary copyright, publishing rights, trademark rights or any other theory, as well as the obtaining and settlement of any necessary dissemination rights. The Licensor expressly undertakes to upload only files for which there is a 100% guarantee that the Licensor is the owner of all rights and in particular of rights to the recording and sampled parts or vocals, this is particulary valid with regard to files, which participate at the YouTube Content-ID process (or equivalent methods of similar portals) and for which the licensor holds all necessary rights with global validity and if necessary receive rights of third parties. The Licensor hereby expressly declares to refrain from uploading files which could infringe the rights of third parties. Equally the licensor is committed not to use material of thirds, in the case of connection of files with videos and the usage at a YouTube Cannel (or equivalent portals), for which he does not have the necessary rights and/or to violate within this usage no rights of third parties. – particular trademark and privacy rights. The same applies for videos with no connection to contractual files, which the licensor releases on a YouTube partner Channel, clause 3.8.

1.	6.2 The Licensor expressly guarantees that the files installed and published by DAD are not being distributed with any other digital distribution or download portal and that he has not yet given the rights which are the subject matter of this agreement to any other third party, in particular not on an exclusive basis.

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2.	6.3 The Licensor furthermore guarantees to DAD that he possesses all necessary rights for publishing files in the framework of compilations.

3.	6.4 In the case of violation of the above mentioned regulations or if the Licensor delays to avert suspicion regarding a possible infringement of these regulations, DAD will have the right (not the duty) to withdraw the bundle from the market or to delete it (take down). The burden of proof that he does not infringe any regulations and in particular any rights of third parties rests with the Licensor. DAD will forward any claims and/or complaints of third parties directly to the Licensor. The Licensor is is bound to answer immediately, correctly and in full and provide all necessary information and documents for the examination of the claims and for a defence against them. The maximum permitted reaction time for the Licensor (of generally max. three days) and the exercise of discretion by DAD depend on the seriousness of the accusation and on the likelihood of an infringement of rights as well as the reaction time allotted by third parties. If the Licensor cannot dispel any such suspicion of infringement immediately, DAD will carry out the take down at its own discretion. The Licensor notes that DAD cannot take a binding decision as to which extent the Licensor is entitled to publish the files offered by him in his own name or if there is an infringement of third party rights. DAD is therefore not obliged to check the legitimacy of any alleged third party claims nor to enter into any proceedings. In such a case DAD is entitled to block and/or delete the files and bundles concerned from the homepage as well as from 3rd portals at any time until clearance of this matter. DAD has however no control over ensuring that the 3rd portals actally comply with these orders and cannot be held responsible for this situation by the Licensor. The Licensor will be charged the costs of € 29.90/bundle related to such a take down, irregardless of how long the bundle was published at DAD; the fee rate falling due for premature termination of the publication (8.2 of this agreement) is thereby covered. If the Licensor can dispel the suspicion of infringement and the publication is repeated, the Licensor will get back the processing fee. The obligation to refund further expenses and damages (according to 6.5 of this agreement) remains unaffected.

4.	6.5 The Licensor indemnifies DAD from any alleged third party claims according to the aforementioned guarantees and will compensate DAD for any damage and expenses incurred, in particular if third parties claim infringement of their rights by files uploaded by the Licensor and/or any other usage the Licensor made of the homepage. The Licensor shall reimburse DAD for all costs required for a legal defence including all court and lawyer costs, - especially in the event of warnings.

5.	6.6 The Licensor is responsible for the respective settlements and royalties of his own Licensors (that is artists, producers and other Licensors) respectively agreed for utilization of the music recordings. The Licensor shall indemnify DAD against any such claims made by third parties.

  Temporary blocking of account

0.	7.1 DAD can temporarily block a Licensor’s provider account and hence block the possibility of further publication if the Licensor

■	violates regulations, third party rights or provisions made in the present licence agreement;

■	offends against the refusal codes which can be found in the enclosure or at http://www.feiyr.com/c/de/faq

■	has specified wrong contact data, in particular a wrong or invalid e-mail address;

■	transfers or tries to transfer his provider account to other persons or companies;

■	effects illicit repurchases (purchase of bundles installed or published on Feiyr by the Licensor) via download portals or the exclusive shops in order to place bundles in the sales charts;

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■	installs more than one account on the homepage;

■	damages other Licensors;

■	insults other Licensors or employees of Feiyr;

■	uses radical right-winged or pornographic content of any kind, including the name of artists, files and bundles;

■	or if there is any other important reason which requires the temporary blocking of the account.

1.	7.2 During the suspension of the account the Licensor has the possibility of clearing the doubts about the lawfulness of his own actions; in the case of a possible law infringement DAD is entitled to freeze the Licensor’s credit until clarification of the legal situation. During suspension of the account the Licensor can use the homepage and his account for information purposes only, he can ask for repayment of his credit, yet he cannot upload and publish new files and bundles. The Licensor is not allowed to register again, not even if he uses a different name.

2.	7.3 In the case of fault DAD is entitled to stipulate an appropriate contractual penalty for any effort connected with measures stated in article 7 taking particular account of the specific effort. The appropriateness can be reviewed by the competent court. The obligation to refund further expenses and eventual damages remains unaffected. After payment of the contractual penalty and refund of eventual further costs and damages DAD will unblock the Licensor’s account, provided that the Licensor has managed to remove the doubts about the lawfulness of his actions or the Licensor has convinced DAD that there will be no further infringements.

  Price, payment, settlement

0.	8.1 The Licensor generally receives 80 percent of all revenues from the evaluation of the files by 3rd portals and DAD portals after the respective amounts were deducted and paid to DAD; DAD receives 20 percent. Individual agreements are possible. If revenues are unrealisable (e.g. due to insolvency of a 3rd portal), the Licensor has no payment claim against DAD. Revenues in foreign currency will be converted into EUR at the current rate of payment receipt.

1.	8.2 Moreover DAD charges fees for services according to the current price list retrievable on the Licensor’s provider account on the homepage, which can be adapted to the future at any time. In particular will be charged:

■	the activation of the provider account according to 3.4;

■	installing and uploading of files whereas DAD can foresee that all or part of the fees fall due only with manual deletion (e.g. in the case of a dismissal of the contractual relation or premature termination of a publication) and the respective claim if the publication expires automatically becomes invalid;

■	further fees for additional options chosen by the Licensor depending on the manner of the upload or advertisement in certain areas;

■	label advertisement on 3rd portals (e.g. beatport).

When booking a service the respective price will be generally displayed for information purposes and will then have to be confirmed by the Licensor.

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2.	8.3 DAD receives the statement of the evaluation of the files at irregular intervals from the 3rd portals. After examination of the supplied figures and the receipt of payment DAD will show the sales figures and the respective revenues on the Licensor’s provider account minus the stipulated commission for DAD. Revenues from the distibution on DAD portals will be shown in real time on the provider account. The Licensor can now make a cashout request from his account of minimum 25 € via the online selected methods of payment. If the Licensor terminates his account with Feiyr and no further settlements are to be expected, the whole balance on the account will be paid-out minus eventual counterclaims on the part of DAD irregardless of the minimum amount.

3.	8.4 DAD will provide the Licensor online with the account of sales and respective statistics exclusively on the password-protected area of his provider account on feiyr.com; beyond that the Licensor cannot claim any further conveyance of information or billing outside the framework of the provider account as for example via post, telefax or email. If the Licensor has no access to his provider account, he can exceptionally request the pay-out and transfer of information regarding the settlement in written form with a period of 7 days to the end of each quarter. The Licensor is hereby explicitly advised that some 3rd portals only convey the sales figures and the respective revenues with a considerable delay – up to 3 years; DAD has no influence on this.

4.	8.5 It is necessary to indicate explicitly that a settlement will technically no longer be possible after the Licensor deleted his files and/or bundles from his provider account online. The Licensor must ensure that he will only delete files when sales figures for his files are no longer expected; otherwise he will abandon the settlement and pay-out of respective revenues. In order to prevent that situation, the Licensor has the possibility to terminate the publication of single files according to point 9.2, without deleting the files from the provider account. The files will be tagged with the status “unpublished“ in the provider account.

5.	8.6 The Licensor shall aknowledge that DAD has no possibility of checking the correctness of the sales figures reported by the single 3rd portals. In the case of a suspected mistake in the settlement the Licensor has to address his claims directly against the owner of the 3rd portal. DAD will forward any eventual claims for information for this purpose, if necessary.

6.	8.7 All fees, commissions and additional charges are due for payment immediately and can be paid via the methods of payment offered by DAD on the provider account. Where the debt collection fails, the Licensor must reimburse the additional costs incurred. Licensors will be in default of payment on the provider account 30 days after they were informed of the invoice amount without an extra payment reminder or written notice.

7.	8.8 DAD will not check if the 3rd portals effected the necessary reports to the collecting societies or if they paid the according fees in proper form to the collecting societies. Checking this and contacting the 3rd portals if necessary is the sole and only duty of the Licensor – both for himself and for the artists and authors involved in the respective media productions. By reference to the statistics on his provider account the Licensor can track which 3rd portals used his files. DAD will forward any eventual claims for information for this purpose to the Licensor, if necessary.

8.	8.9 The Licensor ensures that he will take care of all the fiscal matters himself and that he will seek all necessary approvals for his business. The Licensor agrees to indemnify and hold DAD harmless from any claims made by relevant authorities (tax offices, Trade Licencing Office or other similar offices).

   9. Duration of contract/termination of this agreement, single publications, label listings and projects/compilations

0.	9.1 By accepting this agreement upon registration as a Licensor or upon publication of a file or bundle the present terms are valid for all files that are published from then on as well as for all future evaluation of files the Licensor published before. As for the future this licence agreement substitutes the former General Business Terms/Terms and Conditions of DAD.

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1.	9.2 This agreement shall be concluded for an indefinite period. DAD and the Licensor have the right to terminate the agreement within a period of two weeks; the Licensor can also terminate single publications within the same period, whereas fees can be incurred according to point 8.2. Termination of the agreement by the Licensor should be effected by choosing the respective function on the provider account; this possibility, however, does techically not apply if the available credit on the provider account is insufficient for such an operation (according point 9.7). Termination of the agreement on part of DAD will be generally effected by sending a respective message to the provider account in question, moreover the Licensor will receive an email to his email account. Alternatively, the termination of the agreement can be effected by both contractual partners in the form of registered letter; it should however be noted that the processing time may therefore be extended. Termination via email (from beyond the provider account) is not accepted.

2.	9.3 For one thing, after successful label advertisement an exclusive label listing and the partnership of a Youtube channel in accordance with claus 3.7 will remain untouched by a termination of this agreement (according to point 4.7); such a listing will expire 24 months after activation of the advertisement and will be automatically extended by another year if not terminated by giving 6 months’ notice by registered letter; the same applies for the partnership, for which the base period is 36 months. The duration of such a partnership or listing and the connected label exclusivity (also for all further portals and purposes according point 2.1) as well as the exclusive granting of rights regarding the published files and bundles which the advertised label is based on, shall survive the termination (according to point 9.2). Underlying publications can however be terminated separately just like every other publication according to point 9.2.

3.	9.4 For another thing, the duration of particular projects (especially compilations) will remain untouched by termination according to point 9.2; their duration consists of initially five years according to point 5.3 and will will be automatically extended by another year if the project is not terminated by giving three months’ notice to the end of the respective term by registered letter. DAD is entitled to use the files contained in the respective project even after termination according to 9.2 until the end of the project term; further rights of use cease to exist.

4.	9.5 The right of termination without notice of this agreement, the partnership in accordance with claus 3.8, the label advertisement in accordance with claus 4.7 and/or single projects remains untouched; the regulations stated in the points 9.2, 9.3 and 9.4 apply accordingly. The decision of whether or not an important reason exists has to be examined separately for this agreement, the partnership as well as for label advertisement and particular projects. For DAD such a reason particularly exists in respect of this agreement, if the Licensor is guilty of at least one substantial or repeated violation of duty which entitles DAD to block the provider account according to point 7.1.

5.	9.6 Upon the effectiveness of the termination of this agreement, the Licensor’s opportunity of using the functions provided on the homepage expires. Functions to retrieve information on anticipated revenues and pay-out can still be used. Only when revenues are no longer likely to arrive, DAD will delete the provider account, so that all data, files and account credits will be irrevocably lost; a restoration of the deleted data will then no longer be possible. The Licensor’s right to use the provider account on the homepage ceases to exist.

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6.	9.7 Upon the effectiveness of the termination of this agreement, all temporary and permanent licences regarding the granting of rights according to point 5.1 will end automatically; however, the rights of use connected to the framework of exclusive label listings and particular projects remain untouched according to points 9.3 and 9.4. It should be noted that, connected to the termination of this agreement or of single publications, there are terminations of publications, which can entail costs according to point 8.2 for uploading the files, if indicated on the DAD price list. Before termination of the agreement the Licensor has to ensure that there is sufficient credit on his provider account and, if necessary, arrange payment. After receipt of the termination and all costs deriving from it, DAD will delete the respective files from the DAD portals and order the exclusive portals and the 3rd portals to delete the files by end of the term at the latest. If the files on the 3rd portals are not removed within the time allowed, DAD will only be liable, if DAD has not forwarded any deletion request. Upon request of the Licensor, DAD will, however, contact the respective 3rd portals once again and request deletion of the files. If the deletion is omitted despite the requests, the Licensor can contact the 3rd portals directly and request deletion of the files. The parties hereby agree not to take legal action against the contractual partner and the 3rd portals nor to claim reimbursement of costs. This does no longer apply after legal objections have been made or if a 3rd portal does not react to the Licensor’s request within the applicable period.

Electronic storage of data

The Licensor hereby declares his express consent to the electronic storage of all his data. DAD is furthermore entitled to forward data on the files as well as the Licensor’s personal data to the 3rd portals and to use them in the framework of the DAD portals. The Licensor declares upon registration and installation of the files that he expressly approves and permits the publication of the files and of his personal data on the Internet, in particular on 3rd portals and DAD portals.

Communication via email, text messages and mail

DAD is entitled but not obliged to send information about the status of the provider account and about further methods of use of the homepage via email or directly on the provider account. Information of this kind and in particular invoices and delivery notes can also be sent by text message or mail. The Licensor expressly agrees to the receipt of such text messages and the processing of his personal data as described above.

Limitation of liability

0.	12.1 The Licensor cannot claim damages unless wilful violation of a primary contractual obligation (cardinal obligation) by DAD is involved, in the event of culpable loss of life or limb or health, or due to wilful intent or gross negligence of DAD, its employees or vicarious agents. The exemption from liability also includes any claims for damages against the employees or vicarious agents of DAD.

1.	12.2 As a precautionary measure it is pointed out that 3rd portals are not vicarious agents of DAD, as the distribution of files through these portals does not belong to the contractual obligations of DAD, but DAD only operates as technical service provider for the Licensor.

eBooks

0.	13.1 The regulations of this agreement are valid accordingly for ebooks, which can be distributed by the licensor like files, with his provider account.

1.	13.2 Regarding clause 2.1 and the regulations based on it, it is valid, that the digital distribution of ebooks includes all standard sales forms, which are offered by 3rd portals, especially through download - also in form of reload for further download - , streaming and the and the time-limited use by the consumer. A distribution over DAD portals does, however, currently not occur.

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2.	13.3 The permitted formats of eBooks are published on DADs homepages.

3.	13.4 It is explicitly pointed out, that DAD hereby functions as technical service provider, who forwards ebooks, which are published by the licensor, to 3rd portals and does not perform duties of a publisher and in particular no promotional services. All the duties of a publisher has the Licensor as self-publisher.

14. Further agreements

0.	14.1 Agreements differing from this contract can be made if DAD submits a particular offer on the homepage which the Licensor accepts. Additional verbal agreements have not been made.

1.	14.2 Should one or more stipulations of this agreement be ineffective, the legal effectiveness of the other regulations remains unaffected. In this case the contractual partners will replace the ineffective or infeasible stipulation by a legally effective stipulation. The same applies for potential loopholes in the regulations.

2.	14.3 DAD is entitled to assign the present contract either entirely or in parts to a third party company with a releasing effect. The Licensor herewith agrees to a possible transfer of contract mentioned above.

3.	14.4 With regard to commercial partners and to the provision of section 38 of the German code of civil procedure (ZPO) 83278 Traunstein is the agreed place of jurisdiction for all litigation arising from the present agreement. The present contract and its interpretation will be subject exclusively to German law.

4.	14.5 The German version of this agreement is the authoritative version. These translations are provided for information purposes only and have no legal force. DAD entrusted the translations to an officially-recognised translator and will not assume any responsibility for the accuracy of the translation.

(Version of Jun 7th 2013)

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